SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                           to

Commission file number 1-892

A.	Full title and the address of the plan, if different from that of the issuer named below:

THE PRETAX SAVINGS PLAN FOR THE SALARIED EMPLOYEES OF ROHR, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statements of Net Assets Available for Benefits as of December 30, 2001 and 2000; and Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2001.

2.	Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION BENEFIT DESIGN AND ADMINISTRATION COMMITTEE

June 17, 2002	/S/ Kevin P. Heslin Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Pretax Savings Plan for the Salaried Employees of Rohr, Inc., December 30, 2001 and 2000 and
year ended December 30, 2001 with Report of Independent Auditors

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Audited Financial Statements and Supplemental Schedule

December 30, 2001 and 2000 and
year ended December 30, 2001

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Report of Independent Auditors

Goodrich Corporation
Benefit Design and Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 30, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 6, 2002

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Statements of Net Assets Available for Benefits

	December 30,

	2001	2000

Assets

Investments, at fair value (Note 3)	$361,298,337	$385,784,818

Total assets	$361,298,337	$385,784,818

Liabilities

Trust to trust transfer payable (Note 1)

The BFGoodrich Company Retirement Plus Savings Plan	$292,589,346	$—

Total liabilities	292,589,346	—

Net assets available for benefits	$68,708,991	$385,784,818

See accompanying notes to financial statements.

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 30, 2001

Additions

Investment income:

Interest payments on loans	$682,186

Dividends and interest	8,023,008

8,705,194

Contributions:

Employees	21,460,394

Employer	6,691,070

28,151,464

Total additions	36,856,658

Deductions

Net depreciation in fair value of investments (Note 3)	(40,626,117)

Withdrawals and benefit payments	(20,614,111)

Administrative expenses	(102,911)

Total deductions	(61,343,139)

Trust to trust transfer (Note 1):

The BFGoodrich Company Retirement Plus Savings Plan	(292,589,346)

Net decrease	(317,075,827)

Net assets available for benefits at beginning of year	385,784,818

Net Assets available for benefits at end of year	$68,708,991

See accompanying notes to financial statements.

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Notes to Financial Statements

December 30, 2001

1. Description of the Plan

The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pretax and post-tax basis with the assistance of Rohr, Inc., (the “Company”), which was acquired by Goodrich Corporation (“Goodrich”), formerly The B.F. Goodrich Company, and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including an employer stock fund, which shall be held for their benefit in the Plan.

Effective December 30, 2001, the Plan assets of all non-union employees were merged into the B.F.Goodrich Company Retirement Plus Savings Plan, resulting in a transfer of $292,589,346.

Participation in the Plan

The Plan generally covers all salaried employees and those employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.

Contributions

Participants may make pretax or post-tax contributions up to 17% of their qualified gross pay, as defined in the Plan document. Contributions by highly-compensated employees are limited to 11% of their qualified gross pay, as defined in the Plan document. Maximum employee contributions (which are limited by Internal Revenue Service regulations) were $10,500 for 2001 and 2000. The Company contributes to each participating employee’s account an amount equal to 75% of the first 4% of pretax employee contributions.

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting Provisions

Participants vest 20% in the Company’s contributions for each year in which they work 1,000 hours.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.

Withdrawals

Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or termination for other reasons. Participants separating from service have the option of deferring distribution of the vested value of his or her account until age 70-1/2. Participants may elect to have Employer Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.

A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the investments held in the participant’s account attributable to the participant’s post-tax and rollover contributions, and the value of the investments attributable to that portion of the Company’s contributions that has become vested.

A participant may make an in-service withdrawal of his or her pretax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan.

Forfeiture of Interest

Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

Participant Loans

Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4 1/2 years and provide fixed interest rates based upon federal short-term rates of 4.00% and 6.22% at December 30, 2001 and 2000, respectively. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon federal long-term rates of 5.67% and 6.40% at December 30, 2001 and 2000, respectively. Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Plan Termination

The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant’s account (including that portion of the account attributable to the Company’s contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Employer Stock Fund is a unitized fund comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the market value of the common stock and the short-term cash investments. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s assets.

	December 30,	December 30,
	2001	2000

Fidelity Growth and Income Portfolio, 2,202,018 and 2,245,995 shares, respectively	$83,038,104	$94,556,372

Fidelity Magellan Fund, 502,844 and 478,468 shares, respectively	52,984,679	57,081,294

Fidelity Asset Manager Fund, 1,438,981 and 1,514,929 shares, respectively	22,390,544	25,481,112

Fidelity Short-Term Bond Portfolio, 3,305,667 and 2,568,160 shares, respectively	29,023,760	22,137,541

Fidelity Retirement Money Market Portfolio, 40,338,402 and 37,219,930 shares, respectively	40,338,402	37,219,930

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

Notes to Financial Statements (continued)

3. Investments (continued)

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $40,626,117 as follows:

Mutual Funds	$(36,860,788)

Employer Stock Fund	(3,765,329)

$(40,626,117)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest.

6. Subsequent Event

On December 30, 2001, the name of the Plan was changed to the Goodrich Corporation Savings Plan for Rohr Employees.

Supplemental Schedule

The Pretax Savings Plan for the
Salaried Employees of Rohr, Inc.

EIN 95-1607455 Plan-003

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 30, 2001

Identity of Issue,	Description of Investment,
Borrower, Lessor,	Including Maturity Date, Rate of	Current
or Similar Party	Interest, Par or Maturity Value	Value

Fidelity Growth and Income Portfolio*	2,202,018 shares	$83,038,104

Fidelity Magellan Fund*	502,844 shares	52,984,679

Fidelity Asset Manager Fund*	1,438,981 shares	22,390,544

Fidelity Short-Term Bond Portfolio*	3,305,667 shares	29,023,760

Fidelity Disciplined Equity Fund*	777,783 shares	17,367,905

Fidelity Asset Manager Growth Fund*	1,049,051 shares	15,148,296

Fidelity Retirement Money Market Portfolio*	40,338,402 shares	40,338,402

Fidelity Overseas Fund*	161,003 shares	4,419,536

Fidelity Asset Manager Income Fund*	428,161 shares	4,851,065

Fidelity Puritan Fund*	150,483 shares	2,666,554

Fidelity Contrafund*	151,506 shares	6,513,253

Fidelity Independence Fund**	726,815 shares	11,563,626

Fidelity Blue Chip Fund*	226,401 shares	9,852,962

Fidelity Equity Income II Fund*	81,860 shares	1,735,436

Fidelity Spartan U.S. Equity Index Fund*	131,978 shares	5,422,982

Janus Overseas Fund	713,401 shares	14,446,361

Janus Worldwide Fund	266,368 shares	11,722,869

N&B Guardian Trust Fund	51,233 shares	587,645

Founders Growth Fund	196,244 shares	2,101,774

Employer Stock Fund*	652,967 units	13,314,005

		349,489,758

Loans to participants*	Loans bearing interest with rates

	Between 4.00% and 6.40%	11,808,579

Total		$361,298,337

*	Indicates party-in-interest to the Plan.

**	Formerly Fidelity Retirement Growth Fund and is also a part-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.